# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 08/03/2025
Amends the filing with accession number 0001104659-21-024390
Filed by CIK 0001305473
Persons authorized to receive notices and communications: Andrew Prodromos, Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York (NY), 10036, (212) 230-9200

## Reporting persons
- Insight E2open Aggregator, LLC (CIK 0001830203): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners IX, L.P. (CIK 0001629398): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners (Cayman) IX, L.P. (CIK 0001629399): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners (Delaware) IX, L.P. (CIK 0001629396): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners IX (Co-Investors), L.P. (CIK 0001629402): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. (CIK 0001641225): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. (CIK 0001641177): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. (CIK 0001641159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (CIK 0001641176): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Associates IX, L.P. (CIK 0001745334): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Associates IX, Ltd. (CIK 0001745335): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Associates Growth-Buyout Coinvestment, L.P. (CIK 0001745337): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Venture Associates Growth-Buyout Coinvestment, Ltd. (CIK 0001745336): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insight Holdings Group, LLC (CIK 0001305473): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 Par Value Per Share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment: This Amendment No. 4 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 16, 2021, (the "Schedule 13D") by the Reporting Persons (as defined therein), as amended on June 1, 2021 and on June 11, 2021 and on May 28, 2025. The Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 14135 Midway Road, Suite G300, Addison, TX 75001. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction: Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 25, 2025, by and among E2open Parent Holdings, Inc., a Delaware corporation (the "Company"), E2open Holdings, LLC, a Delaware limited liability company ("Holdings"), WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub") and Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Holdings Merger Sub"), on August 3, 2025, Company Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (such merger, the "Company Merger") and Holdings Merger Sub merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (such merger, the "Holdings Merger" and together with the Company Merger, the "Mergers") with the Company surviving the Mergers as a wholly owned subsidiary of Parent, and at the time of the Mergers each issued and outstanding share of the Company's Class A common stock, par value $0.0001 per share (the "Class A Common Stock") owned by the reporting persons was cancelled and converted into the right to receive $3.30 per share in cash without interest thereon (the "Closing").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Closing, the Reporting Persons no longer beneficially own any shares of Class A Common Stock, including Class A Common Stock issuable upon exchange of Common Units.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Closing, the Reporting Persons no longer beneficially own any shares of Class A Common Stock, including Class A Common Stock issuable upon exchange of Common Units.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 3, 2025, the Reporting Persons ceased to be the beneficial owners of any shares of Class A Common Stock or Common Units.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7.1 - Joint Filing Agreement, dated as of February 16, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed on behalf of the Reporting Persons with the Commission on February 16, 2021).

## Signatures
- Insight E2open Aggregator, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Signatory (08/05/2025)
- Insight Venture Partners IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners (Cayman) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners (Delaware) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners IX (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Associates IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Associates IX, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Associates Growth-Buyout Coinvestment, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Venture Associates Growth-Buyout Coinvestment, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (08/05/2025)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Attorney-in-Fact (08/05/2025)
Comment: Insight Venture Partners IX, L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner; Insight Venture Partners (Cayman) IX, L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner; Insight Venture Partners (Delaware) IX, L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner; Insight Venture Partners IX (Co-Investors), L.P. By: Insight Venture Associates IX, L.P., its general partner By: Insight Venture Associates IX, Ltd., its general partner; Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. By: Insight Venture Associates Growth- Buyout Coinvestment, L.P., its general partner By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner; Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner By: Insight Venture Associates Growth- Buyout Coinvestment, Ltd., its general partner; Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner; Insight Venture Partners Growth- Buyout Coinvestment Fund (B), L.P. By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner; Insight Venture Associates IX, L.P. By: Insight Venture Associates IX, Ltd., its general partner; Insight Venture Associates Growth- Buyout Coinvestment, L.P. By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner